O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cyn@stockslaw.com

File # 4387
August 4, 2005
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Attention:  William A. Bennett, Esq.

Dear Sirs:

RE:	MED-TECH SOLUTIONS, INC.
	-	SEC File Number 333-122352
	-	Amendment No. 3 to Registration Statement on Form SB-2
	-	Originally Filed January 28, 2005; Amendment No. 1 filed April 12, 2005; Amendment
No. 2 filed June 6, 2005

We write on behalf of Med-Tech Solutions, Inc. (the “Company” or “Med-Tech”) in response to your comment letter dated July 21, 2005 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, a third amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). We enclose with this submission a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended SB-2.

GENERAL

1.
WE NOTE THE REVISED DISCLOSURE REGARDING MDMI TECHNOLOGIES AND MEDISELL INTERNATIONAL HOLDINGS, INC. IT HAS ALSO COME TO OUR ATTENTION THAT AN ENTITY CALLED MEDISELL (CHINA) M.I.MFG.CO HAS DEVELOPED A V CONE DEVICE SIMILAR TO THE GYNECONE AND THAT THIS ENTITY IS RELATED TO MEDISELL. IN ADDITION, IT APPEARS THAT JIM ELLIOT, THE CHIEF ENGINEERING OFFICER FOR MEDISELL WAS, OR STILL IS THE CEO OF MDMI TECHNOLOGIES. FULLY DISCUSS THE RELATIONSHIP THAT EXISTS BETWEEN MDMI, ITS OFFICERS, DIRECTORS, PROMOTERS AND AFFILIATES AND MEDISELL ITS OFFICERS, DIRECTORS, PROMOTERS AND AFFILIATES. GIVEN THAT MEDISELL (CHINA) M.I.MFG.CO APPEARS TO HAVE DEVELOPED A V CONE DEVICE SIMILAR TO THE GYNECONE, PLEASE ADVISE WHY THAT ENTITY WOULD AGREE TO DISTRIBUTE YOUR PRODUCT.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 to disclose that MDMI Technologies Inc. holds 25% of the outstanding shares of Medisell (China) M.I.MFG. Co (“Medisell China”), and that Jim Elliott is an officer and director of both Medisell China and its subsidiary company Medisell International Holdings, Inc. Mr. Elliott has advised the Company that: (i) the “V-cone” is similar in

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O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: William A. Bennett, Esq.

design to the Gynecone product and was initially developed by MDMI and supplied to Medisell China as a precursor to the Gynecone product, however, the V-cone never proceeded past the initial design stage and has not been developed or distributed to date, and (ii) Medisell China has no intention of proceeding with the further development of the V-cone product and wishes to market the Gynecone product instead.

SUMMARY, PAGE 1

2.	PLEASE DISCLOSE THE SOURCE OF THE INFORMATION YOU INCLUDE CONCERNING THE EXTENT AND COSTS RELATED TO UI. WE MAY HAVE FURTHER COMMENT.

In response to this comment, the Company has updated the Summary on page 1 of the Amended SB-2 to disclose the source of the background information relating to UI.

3.
AS IN PRIOR COMMENTS, WE REMAIN UNCLEAR AS TO THE CURRENT STATUS OF THE GYNECONE DEVICE. YOU DISCLOSE THAT YOU HAVE DEVELOPED 500 PROTOTYPES OF THE GYNECONE DEVICE, HOWEVER THIS DOES NOT ADEQUATELY ADDRESS THE EXACT STATUS OF THE DEVICE AND WHEN YOU EXPECT TO BRING IT TO MARKET. FULLY DISCUSS ALL EFFORTS UNDERTAKEN TO DATE, THOSE THAT REMAIN, AND AFFIRMATIVELY DISCLOSE WHEN THE GYNECONE WILL BE READY FOR SALE TO CUSTOMERS.

In response to this comment, the Company has revised the disclosure under the heading “Description of Business” in the Amended SB-2 to clarify that the Gynecone device is ready to market in the Philippines, however, the Company has not yet completed the packaging required for shipment of the product and that the Company expects to complete the packaging by September, 2005.

MEDISELL DISTRIBUTION AGREEMENT, PAGE 25

4.	DISCLOSE THE CONSIDERATION TO BE GIVEN TO MEDISELL FOR DISTRIBUTING THE GYNECONE.

In response to this comment, the Company has revised the disclosure under the heading “Description of Business – Medisell Distribution Agreement” to disclose that in accordance with the terms of the Distributor Agreement, Medisell, is entitled to receive the difference between the $25 per unit cost for all product orders and the target retail price of $49.95.

5.	DETAIL THE EXACT NATURE OF THE PRODUCT WARRANTY THAT THE COMPANY IS GIVING TO MEDISELL AND DISCUSS THE SOURCE OF THE FUNDS TO SATISFY ANY WARRANTY CLAIMS.

In response to this comment, the Company has revised the disclosure under the heading “Description of Business – Medisell Distribution Agreement” to clarify that the Company provided a product warranty to Medisell. The warranty is contained in Section 3.01 of the Distributor Agreement between Medisell and the Company. The Company intends to rely on the manufacturer’s warranty provided in its Manufacturing Agreement with MDMI with respect to any claims made under the product warranty provided to Medisell. The Company otherwise does not have any other funds set aside to satisfy any warranty claims by Medisell.

THE GYNECONE, PAGE 26

6.
CLARIFY WHETHER THE $60-$157 PRICE FOR VAGINAL CONES IS ON A PER UNIT BASIS. WE NOTE DISCLOSURE ELSEWHERE WHICH SUGGESTS 6 CONES COST $157. ASSUMING A WHOLESALE PRICE OF $25 FOR THE GYNECONE, WE FAIL TO SEE HOW YOUR PRODUCT IS MORE AFFORDABLE AS DISCLOSED UNDER “COMPETITIVE ADVANTAGE.” EXPLAIN “COST PLUS”.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 to indicate that the price of competing vaginal cones ranges from $60 per unit to $157 for a six pack of disposable vaginal cones, and that the Gynecone device is intended to be reusable and therefore more cost-effective than the disposable vaginal cones.

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: William A. Bennett, Esq.

7.
CLARIFY THAT THE ESTIMATED TOTAL COST OF THE GYNECONE WILL BE $10 TO THE COMPANY, INCLUDING COST OF PRODUCTION, LABOR, PACKAGING, STERILIZATION, SHIPPING, ETC... DISCLOSE WHAT THE DISTRIBUTION COSTS AND MARKETING COSTS TO THE COMPANY WILL PER UNIT AND WHETHER THIS IS INCLUDED IN THE $10 AMOUNT.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 to clarify that the $10 cost to the Company is exclusive of packaging costs which are estimated to be $0.50 per unit and marketing and distribution costs which are expected to be borne by the distributor.

8.	YOU STATE THAT THE WHOLESALE TARGET PRICE IS EXPECTED TO BE $25. WHY IS THIS “EXPECTED” GIVEN THE TERMS OF THE MEDISELL AGREEMENT AS DISCLOSED IN THE PROSPECTUS? DISCLOSE THE EXPECTED RETAIL PRICE.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 to indicate that the target price is $25 and the expected retail price of the Gynecone is US$49.95 per unit.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, PAGE 32

9.
YOUR PLAN OF OPERATION IS TO SEEK FUNDING TO DEVELOP AND MANUFACTURE THE GYNECONE. PLEASE DISCLOSE FROM WHERE THESE FUNDS WILL COME, WHEN, THE AMOUNT YOU WILL NEED AND HOW YOU PLAN TO RAISE IT. SUPPLEMENTALLY CONFIRM THAT YOU DO NOT INTEND ON USING THIS PROSPECTUS IN ANY SUBSEQUENT UNREGISTERED OFFERING(S) AND THAT YOU ARE AWARE OF THE INTEGRATION FACTORS AS SET FORTH IN RULE 502(A) OF REGULATION D.

In response to this comment, the Company confirms that it does not intend to use the Amended SB-2 in any subsequent unregistered offering and that it is aware of the integration factors as set forth in Rule 502(a) of Regulation D. Please also see our response to comment 11 below.

10.	PLEASE UPDATE THE MILESTONES AND OBJECTIVES TABLE AS APPROPRIATE. IT WOULD APPEAR PHASE I IS COMPLETE.

In response to this comment, the Company has updated the Milestones and Objectives table on page 34 of the Amended SB-2, to disclose that the Company has not yet completed Phase I of its projected milestones as the Company has experienced delays respecting the preparation of its packaging for the Gynecone.

11.
GIVEN THAT YOUR STATED PLAN OF OPERATION IS TO RAISE FUNDING TO DEVELOP AND MARKET THE GYNECONE, WE DO NOT UNDERSTAND THE DISCLOSURE AT THE TOP OF PAGE 35 REGARDING THE POSSIBLE NEED TO RAISE ADDITIONAL FUNDS.

In response to this comment, the Company has revised the disclosure under the heading “Management Discussion and Analysis or Plan of Operation” to clarify that: (i) the Company’s plan of operation is to develop and market the Gynecone device; (ii) the Company has sufficient funds to pursue its stated plan of operation; (iii) after the initial twelve month period, if the Company is not able to generate any revenues from sales of its Gynecone device, it will require additional financing for operational expenses; and (iv) the Company anticipates that additional funding, if required, will be in the form of equity financing from the sale of its common stock.

FINANCIAL STATEMENTS

LICENSE AGREEMENT

12.	PLEASE EXPAND NOTE 1(G) TO DISCLOSE THE EXPECTED USEFUL LIFE UNDER THE LICENSE AGREEMENT, AND THE SIGNIFICANT ASSUMPTIONS USED TO ESTIMATE FUTURE UNDISCOUNTED CASH FLOWS UNDER THE LICENSE

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United States Securities and Exchange Commission
Attention: William A. Bennett, Esq.

AGREEMENT. THE INABILITY TO ESTIMATE FUTURE CASH FLOWS WOULD INDICATE THAT AMOUNTS EXPENDED FOR THE LICENSE AGREEMENT SHOULD BE WRITTEN OFF.

In response to this comment, the Company has indicated that the deferral in question is $8,000 and the life of the license agreement is 50 years. The Company has not expanded the Note disclosure to its financial statements to disclose the expected useful life under the license agreement as is not possible to estimate how long the current design will be marketable for until some sales are achieved. However, the first "order" for the Gynecone device has been received and based on a gross margin of $15, the entire $8,000 will be "recovered". Accordingly, no further analysis was prepared as it was not necessary to provide comfort that the carrying value was less than the expected undiscounted cash flows.

13.	YOUR ATTENTION IS DIRECTED TO ITEM 310(G) OF REGULATION S-B AND THE NEED FOR UPDATED FINANCIAL STATEMENTS AND RELATED DISCLOSURES.

In response to this comment, the Company has updated the Company’s financial statements included in the Amended SB-2 to April 30, 2005.

14.	YOU ARE REMINDED THAT A CURRENTLY DATED CONSENT OF THE INDEPENDENT ACCOUNTANTS WITH TYPED SIGNATURE SHOULD BE INCLUDED IN ANY AMENDMENT TO THE REGISTRATION STATEMENT.

In response to this comment, the Company has included an updated consent of the auditor’s with the Amended SB-2.

PART II

SIGNATURES

15.	PLEASE HAVE BOTH YOUR PRINCIPAL FINANCIAL OFFICER AND PRINCIPAL ACCOUNTING OFFICER SIGN. SEE THE INSTRUCTION FOR SIGNATURES TO FORM S-B.

In response to this comment, the signature page to the Amended SB-2 has been revised as requested.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Conrad Y. Nest”

CONRAD Y. NEST

CYN/clk

Enclosures

cc:	Med-Tech Solutions, Inc. Attn: Mark A. McLeary, Chief Executive Officer